Organigram Forms Partnership With Front-Line Harm Reduction Groups to Fight Opioid Crisis

MONCTON, NEW BRUNSWICK – (Marketwired – September 26, 2017) - Organigram Holdings Inc. (TSX VENTURE:OGI)(OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce it has entered into a partnership that will provide front-line harm reduction workers in New Brunswick with a life-saving tool capable of reversing negative effects of opioids, including fentanyl overdose.

The partnership comes in response to an expressed need by community groups working under the Alliance of New Brunswick AIDS organizations. These groups work on the front lines of opioid addiction, providing needle exchange and additional services to opioid users in the province’s urban centres. Previously, these groups were unable to supply Naloxone kits (which range between $50 - $100 each) to their staff.

“Fentanyl use, misuse and overdose are an issue of major concern in Canada. We have watched the devastation in other parts of the country, and as part of our contribution to the health and welfare of New Brunswickers, we want to do what we can to help ensure our front-line teams are (better) equipped to handle the crisis,” says Organigram Chief Executive Officer Greg Engel.

“Organigram is a medical company and we consider fentanyl use and misuse a medical issue. We take very seriously the concerns of our partners in the medical community, and if we can help provide access to a tool that may prevent deaths in our community, we’re happy to allocate to resources toward that cause.”

Naloxone is a fast-acting medication that can restore normal respiration to a person whose breathing has slowed or stopped as a result of an opiate overdose. Currently, Naloxone is provided by the health authority to emergency responders and police in New Brunswick. It is also available for purchase at some pharmacies. Currently, provincial officials are evaluating whether to supply community harm reduction organizations with the kits free of charge, as has become practice in neighbouring provinces, including Nova Scotia and Ontario. As the government evaluates, Organigram has identified and taken action on an interim opportunity to provide support to these front-line groups.

“While instances of death from overdose in our community aren’t at the epic proportions we’re seeing in other parts of the country, in our opinion, one death is too many. We need these kits now. They’re an invaluable tool, and having them on-hand could mean the difference between life and death for people experiencing an opioid overdose. We are extremely grateful to have formed this partnership with Organigram,” said SIDA/AIDS Moncton executive director Debby Warren.

Organigram will provide initial funding of $20,000 which will enable AIDS Alliance groups to purchase and supply their front-line staff and partnering organizations with up to 500 Naloxone kits. A few local recipient groups include Salvus Clinic, Harvest House and The John Howard Society. The project will commence Sept. 25, 2017.

This community partnership aligns with Organigram’s commitment to support social responsibility initiatives and organizations who aim to reduce harm in communities. Organigram is committed to supporting education and allocating resources to ensure that public safety remains a top priority.

For more information, visit www.Organigram.ca

About Organigram Holdings Inc.:

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors - including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About SIDA/AIDS Moncton:

SIDA/AIDS Moncton as a registered charity has been providing education, support, and prevention programs and services throughout the Greater Moncton Area for the past 28 years. Their focus is to prevent HIV, Hepatitis C, and other sexually transmitted infections. Among the varied programs available is a needle distribution service. Over 600 individuals accessed education, harm reducing resources, and community services referrals through the program. SIDA/AIDS Moncton works in partnership with AIDS New Brunswick and AIDS Saint John under the name NB Sexually Transmitted and Blood Borne Infections Community Alliance [NB STBBI Community Alliance].

For further information, please contact:

Organigram Holdings Inc.

Greg Engel	SIDA/AIDS Moncton

Chief Executive Officer	Debby Warren

gengel@organigram.ca	Executive Director

Organigram Holdings Inc.	dwarren@sida-aidsmoncton.com

Ray Gracewood	(506) 859- 9616

Chief Commercial Officer

rgracewood@organigram.ca

(506) 645- 1653